mwe.com

March 2, 2020

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Dunham

Pamela A. Long

Lory Empie

Stephen Kim

Re:	INX Limited Amendment No. 6 to Registration Statement on Form F-1 Filed January 17, 2020 File No. 333-233363

Dear Mr. Dunham:

On behalf of INX Limited (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated February 6, 2020, relating to the above referenced Amendment No. 6 to Registration Statement on Form F-1 (File No. 333-233363) filed by the Company on January 17, 2020 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 7 to the Registration Statement on Form F-1 (File No. 333-233363) (“Amendment No. 7”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of Amendment No. 7, marked to show changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 7.

Prospectus Summary

Industry Overview

Background & Current Market

Markets for Blockchain Assets and ICOs, page 4

1.	We note your revision regarding the continued downward trend for ICOs in 2019. Please update footnote 4 here and footnote 12 on page 54 to support the $3.2 billion estimate. In this regard, we note that information on the CoinSchedule website suggests that ICOs raised only $1.4 billion in 2019.

Response: In response to the Staff’s comment, we have revised the definition of “ICOs” on pages 4 of the “Industry Overview – Background & Current Market” section to include all offerings whereby new blockchain assets are sold for the first time, whether such a sale is labeled as an “initial coin offering” or not.

Use of Proceeds, page 39

2.	Revise this section and the table to disclose net proceeds based on your minimum offering amount (i.e. gross proceeds of $5 million). Clearly state your assumptions with respect to potential payments to A-Labs. Further, it is not clear that you have or will have at the time of the offering the cash on hand necessary to cover offering expenses. Please clarify that if you only raise the minimum gross proceeds of $5 million, the aggregate expenses of the offering will exceed the proceeds raised, resulting in a net negative amount.

Response: We have revised our minimum offering amount to $7.5 million. Thus, the Company will not sell and will not transfer any INX Tokens to purchasers in the offering until the gross proceeds from committed purchases of INX Tokens exceed $7,500,000. We have revised our disclosure throughout Amendment No. 7 to reflect this revision.

In response to the Staff’s comment, we have revised our disclosure on page 39 of the “Use of Proceeds” section to clearly state our assumptions with respect to potential payments to A-Labs, including that we assume that our payment to A-Labs will equal $0 if the gross proceeds of the offering do not exceed $10 million.

In addition, in response to the Staff’s comment, we have revised our disclosure on page 39 of the “Use of Proceeds” section to include the following underlined language:

As used in the prospectus, “net proceeds” does not reflect the deduction of expenses incurred by the Company in preparing and executing the offering (other than the contingent payment payable to A-Labs and any other payments, if any, that may be payable to other underwriters). To date, the Company has paid offering expenses using the its cash on hand and, as shown in the table below, we anticipate that approximately $2,500,000 of the net proceeds from the offering will also be used to pay offering expenses.

We have also revised the tables on page 39 of the “Use of Proceeds” section and page 60 of the “Business – Phases of Development” section to indicate that the Company expects that approximately $2,500,000 of the net proceeds from the offering be used to pay offering expenses.

Dilution, page 43

3.	We note your revision in response to comment 7. Please correct and explain to us your calculation of the total consideration and average price per INX Token for the commitments to issue 1,348,929 INX Tokens. Your prospectus should also disclose the consideration paid by, and the calculation for number of tokens to be issued to, Mr. Alelov, Mr. Benish, Mr. Rafeli and Mr. Trister. Please further revise your dilution table to include the 4,559,821 INX Tokens that will be issuable upon exercise of options six months following the effective date of your registration statement, as well as the 14,000 INX Tokens issuable per month upon the exercise of options six months following the effective date of your registration statement, or disclose your basis for excluding these tokens and quantify the additional dilutive impact to new investors if such tokens are issued. In this regard we note that the options will be exercisable during your maximum offering period at an average price that is materially less than the average price of your other commitments to issue INX Tokens included in the table.

Response: In response to the Staff’s comment, we have revised our disclosure on page 43 of the “Dilution” section to include INX Tokens that will be issuable upon exercise of options that may vest within one year following the effective date of the registration statement.

The total consideration and average price per INX Token for these commitments to issue INX Tokens are as follows:

Tokenholder	Tokens		Total Consideration		Average Price per INX Token
SPiCE Venture Capital Pte. Ltd	325,000		$208,006	*	$0.63	*
Shay Laboratory Ltd.	15,000[1] to 100,000	[2]	$150[1] to $1,000	[2]	$0.01
Eli Alelov	222,222	*	$196.83		$0.001	*
Yitshak Rafaeli	325,556	*	$288.35		$0.001	*
Meni Benish	194,444	*	$172.22		$0.001	*
Etty Trister	27,778	*	$24.60		$0.001	*
Alan Silbert	500,000		$5,000		$0.01
Matt Rozzi	350,000		$3,500		$0.01
Douglas Borthwick	363,750		$23,643.75		$0.065
Haim Ashar	371,000		$3,710		$0.01
Thomas Lewis	371,000		$3,710		$0.01
David Weild	371,000		$3,710		$0.01
Nicolas Thadaney	371,000		$3,710		$0.01
Pete Hegseth	100,000		$1,000		$0.01
Mark Yusko	500,000		$5,000		$0.01
Stefan Jespers	250,000		$2,500		$0.01
Alena Vranova	150,000		$1,500		$0.01
Jameson Lopp	250,000		$2,500		$0.01
Joeri Pross	250,000		$2,500		$0.01
Samson Mow	100,000		$1,000		$0.01
Jason Moon	250,000		$2,500		$0.01
Chris Barrett	100,000		$1,000		$0.01
On Yavin	100,000		$6,500		$0.065
Aviad Hadida	35,000		$2,275		$0.065
Adam Berlin	15,000		$975		$0.065
TOTAL	5,907,750*[1] to 5,992,750	*[2]	$285,072*[1] to $285,922	*[2]	$0.047*[2] to $0.048	*[1]

*	Assumes an initial public offering price of $0.90 per Token, the midpoint of the price range set forth on the cover page of the prospectus
(1)	Assumes the issuance and sale of 130,000,000 INX Tokens in this offering
(2)	Assumes the issuance and sale of 8,333,333 INX Tokens in this offering

Further, we have revised our disclosure on page II-4 of the “Item 7. Recent Sales of Unregistered Securities” section to include disclosure related to the consideration paid by and the basis for calculating the number of tokens to be issued to Mr. Alelov, Mr. Benish, Mr. Rafeli and Mr. Trister.

Certain Relationships and Related Party Transactions

Agreements with Other Interested Parties, page 90

4.	We note you deleted disclosure related to A-Labs’ “Second SAFE” on pages 90-91 and II-2, as well as this previously executed agreement dated August 30, 2019 from your Exhibit Index, whereas other references on pages 90 and 91 continue to refer to A-Labs’ “Second SAFE.” Please revise to clarify this apparent discrepancy and, if the Second SAFEs issued to either A-Labs and Michepro Holding Limited were canceled or similar, as it appears, disclose all material facts related to such transactions.

Response: In response to the Staff’s comment, we have revised our disclosure on page 90 and 91 of the “Certain Relationships and Related Party Transactions – Agreements with Other Interested Parties” section to remove such references to the Second SAFEs issued to A-Labs. The Second SAFEs issued to A-Labs and Michepro Holding Limited were canceled because such parties did not make timely payment pursuant to the terms of their respective agreements.

Technical Features of the INX Token, page 99

5.	We note your response to comment 10. Please revise the disclosure on page 100 to briefly summarize TokenSoft’s role in reviewing and responding to questions from Quantstamp during the audit of the INX Token smart contract, as well as in designing your token issuance platform to be used in this offering, including the scope of such design responsibilities. Please also correct the hyperlink in your exhibit index.

Response: In response to the Staff’s comment, we have revised our disclosure on page 100 of the “Description of the INX Tokens – Technical Features of the INX Token” section to include the following underlined language:

The technical features of the INX Token describe the capabilities and the limitations of the INX Token but do not otherwise limit the other rights of INX Token holders and uses of the INX Tokens on the INX Securities trading platform as described in the INX Token Purchase Agreement. Such rights are not defined by attributes of the INX Token source code, but are either contractual rights determined by the INX Token Purchase Agreement (as defined below) as agreed to by the Company and purchasers of the INX Tokens or they are terms and conditions as determined by the INX Securities trading platform in its sole discretion.

We engaged Tokensoft, a third party technology service provider, to design a web-based portal where potential investors may purchase of INX Tokens in this Offering. In this capacity, Tokesoft has provided advisory services with regard to the functionality and design of the INX Token smart contract, specifically regarding the compatibility of the INX Token smart contract with such offering portal. See “Plan of Distribution – Onboarding and Requests to Purchase INX Tokens.”

We also engaged Quantstamp, a blockchain security firm, to perform an audit of the INX Token smart contract code, which was completed on December 12, 2019 (the “INX Contract Audit”). Quantstamp’s team has decades of combined experience in formal verification, static analysis, and software verification. Through their services, Quantstamp has assisted blockchain projects globally with its white glove security auditing services, and has secured billions of dollars in transaction value for blockchain applications. Quantstamp is also dedicated to research and development in the form of collaborations with leading academic institutions such as National University of Singapore and MIT (Massachusetts Institute of Technology). Quantstamp has experience with auditing various blockchain platforms including Ethereum, Binance Chain, Hyperledger, EOS, and Corda, and languages including Solidity and Vyper.

The INX Contract Audit is intended to evaluate security-related issues, code quality, adherence to specification and best practices and it included a manual review of code and a comparison to specifications of the code. Quantstamp reviewed the INX Token smart contract for vulnerabilities related to transaction-ordering dependence, timestamp dependence, mishandled exceptions and call stack limits, reentrancy and cross-function vulnerabilities, logical oversights, access control, code clones, functionality duplication, gas usage and arbitrary token minting. The INX Contract Audit is not an endorsement of the reliability or effectiveness of the INX Token smart contract, but rather it is limited to an assessment of its logic and implementation.

During the INX Contract Audit, Quantstamp identified two specific risks: (i) the ability of a hacker to delay the release of INX Tokens by other holders as a means to get a trading advantage, and (ii) the risk to users if the Company’s private keys are compromised. Quantstamp advised that the Company take caution in using particular functions when transaction ordering. Quantstamp also advised that the Company disclose the risk associated with theft or loss of its private keys having the ability to revoke INX Tokens from a third-party account or time-lock INX Tokens of such account. The Company has acknowledged each of these risks and has taken security precautions with regard to each.

Tokensoft assisted us in reviewing and responding to questions from Quantstamp during the INX Contract Audit.

In addition, we have revised our disclosure on page 114 of the “Plan of Distribution – Onboarding and Requests to Purchase INX Tokens” section to state as follows:

For purposes of the Offering, the Company will make available a web-based portal where potential investors may purchase of INX Tokens in this Offering (the “Purchasing Portal”). The Purchasing Portal will be the exclusive venue for purchasing INX Tokens in this offering.

We have engaged Tokensoft, a third party technology service provider, to design the Purchasing Portal. Tokensoft’s services include the design and mapping of the Purchasing Portal’s onboarding and offering flows, which vary based on investor type and jurisdiction (including the blacklisting of certain jurisdictions that are ineligible for investing in the offering). Tokensoft’s design also integrates the capabilities of third party qualified custodians, such as BitGo, into the Purchasing Portal. The Purchasing Portal will be a sub-domain of the INX website and will not reference Tokensoft as participating in or advertising for the offering.

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Mark S. Selinger

cc:	Shy Datika, President
Oran Mordechai, Chief Financial Officer

5